Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

07028620

PROCESSED
DEC 17 2007
THOMSON FINANCIAL

FILE NO: 82-34878

1 December 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

SUPPL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 3rd Quarter Results

RECEIVED
DEC 19 2007
202

Registered in England No. 5393279
Registered Office: as above.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

3rd Quarter Results

Please click here for PDF version

8 November 2007

RENTOKIL INITIAL PLC (RTO)

TRADING UPDATE FOR THIRD QUARTER ENDED 30 SEPTEMBER 2007

Highlights

- Q3 sales and profits strongly ahead in line with our expectations
    - Revenue up across all divisions: Q3 up 25.3%, year to date up 23.8%
    - Organic growth: Q3 up 4.1%, year to date up 4.3%
    - Adjusted operating profit up 18.1% for Q3, 8.8% year to date
    - Q3 adjusted profit before tax and amortisation up 21.1%, a continuation of positive quarterly trend
- Profit before income tax from continuing operations £41.0m (2006: £42.8m)
- Continued strong performance from City Link and Asia Pacific, integration programmes on track, benefits becoming visible
- Improved divisional performance from Pest Control and Textiles & Washroom Services

- Investment towards building stronger market positions continues:
  - 36 deals for a total consideration of £77 million during the quarter, bringing the total to 86 deals, £173 million year to date
- Guidance for 2007 and 2008 remains unchanged

Note: all comparisons are for continuing operations and at constant exchange rates except profit before income tax which is a statutory number at actual exchange rates.

Doug Flynn, Chief Executive of Rentokil Initial plc, said:

'As we indicated at the time of our interim results in August, profit before tax and amortisation has moved strongly ahead during the quarter and is in line with our expectations. The group has continued to build on the progress made during the first half of the year and our outlook for 2007 and 2008 remains unchanged.'

Financial Summary

£million	Third Quarter			Year to Date		
	Q3 07	Q3 06	change	YTD 07	YTD 06	change
Pro forma Continuing Operations(1) At 2006 constant exchange rates(2)						
Revenue	566.1	451.9	25.3%	1,640.7	1,325.4	23.8%
Operating profit before amortisation of intangibles(3)	66.7	62.4	6.9%	189.4	177.7	6.6%

Add back: one-off items	7.1	0.1	-	10.3	5.9	74.6%
Adjusted operating profit(4)	73.8	62.5	18.1%	199.7	183.6	8.8%
Share of profit from associates (net of tax)	0.6	0.5	20.0%	1.8	1.6	12.5%
Interest	(15.3)	(14.2)	(7.7%)	(53.8)	(34.7)	(55.0%)
Adjusted profit before income tax(4)	59.1	48.8	21.1%	147.7	150.5	(1.9%)
Continuing Operations (1) At actual exchange rates						
Revenue	560.6	449.4	24.7%	1,623.7	1,330.8	22.0%
Operating profit before amortisation of intangibles(5)	66.0	62.0	6.5%	187.1	178.8	4.6%
Amortisation of intangible assets (6)	(10.1)	(5.5)	(83.6%)	(28.4)	(13.6)	(108.8%)
Operating	55.9	56.5	(1.1%)	158.7	165.2	(3.9%)

profit						
Share of profit from associates (net oftax)	0.5	0.5	-	1.6	1.6	-
Net interest payable	(15.4)	(14.2)	(8.5%)	(54.0)	(34.6)	(56.1%)
Profit before income tax	41.0	42.8	(4.2%)	106.3	132.2	(19.6%)
Operating cash flow				150.4	148.5	1.3%
Free cash flow (7)				97.2	75.5	28.7%

(1)All figures are for continuing operations and are unaudited. The Electronic Security division has been treated as discontinued.

(2)Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2006. £/$ average rates: Q3 2007 1.9930; Q3 2006 1.8177; FY 2006 1.8469. £/€ average rates: Q3 2007 1.4765; Q3 2006 1.4593, FY2006 1.4659

(3)Before amortisation of intangible assets (other than computer software and development costs) of £28.9m (2006: £13.5m) year to date.

(4)Before amortisation of intangible assets (other than computer software and development costs) of £28.9m (2006: £13.5m) year to date and items of a one-off nature of £10.3m (2006: £5.9m) year to date. See appendix 4 for further details.

(5)Before amortisation of intangible assets (other than computer software and development costs) of £28.4m (2006: £13.6m) year to date.

(6)Other than amortisation of computer software and development costs.

(7)Cash flow before acquisitions, disposals, equity dividend payments and special pension contributions.

Enquiries:

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer/ Katharine Rycroft, Head of Investor Relations	Rentokil Initial plc	020 7866 3055

Media enquiries:

Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978199
Kate Holgate / Tom Williams	Brunswick Group	020 7404 5959

A conference call for analysts and shareholders will be held on 8 November at 9:00am. To join this call, please dial +44(0)20 7806 1966 (UK), +33(0)1 70 99 43 04 (France), +852 3002 1356 (Hong Kong) quoting the confirmation code: 4272284.
A recording of the call will be available for 14 days on the following numbers: UK: +44 (0)20 7806 1970, France: +33 (0)1 71 23 02 48, Hong Kong: +852 3002 1607 and US: +1 718 354 1112. The passcode for all replay numbers is 4272284#.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

Note: The commentary in the Overview and Divisional Review reflects the management divisional structure and not the statutory segmental information. All comparisons are at constant 2006 full year average exchange rates. References to operating profit are for continuing businesses before amortisation of intangible assets (other than computer software and development costs) unless otherwise stated. References to adjusted operating profit and adjusted profit before tax and amortisation (PBTA) also exclude items of a one-off nature, totalling a net cost of £10.3 million (2006: £5.9 million) year to date that have impacted the

results. In 2007, they relate to the group's restructuring programmes in the Pest Control and Textiles and Washroom Services divisions and the City Link/ Target Express integration project and consist of the profit on the sale of a former business unit head office, consultancy, reorganisation and redundancy costs. These have been separately identified because they are not considered to be 'business as usual' items and they have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in appendix 4.

OVERVIEW

THIRD QUARTER

Performance across the group was in line with plan during the third quarter, with adjusted profit before tax and amortisation moving strongly ahead as anticipated.

Revenue for the group as a whole of £566.1 million was 25.3% higher than prior year, with all divisions reporting increased revenues. The strongest revenue growth came from City Link, Asia Pacific and Facilities Services. However, Pest Control and Ambius continued to demonstrate improved performance with revenues increasing by 9.1% and 10.3% respectively over the corresponding period in 2006. Excluding the impact of acquisitions and disposals, organic revenue growth in the third quarter was 4.1%. The contract portfolio grew by 4.8% during the three months.

Group operating profit (before amortisation of intangibles) of £66.7 million was 6.9% higher than in 2006. Adjusted operating profit (before amortisation of intangible assets of £10.3 million and one-off items of £7.1 million) was £73.8 million, an increase of 18.1%. Adjusted profit before income tax (again, before amortisation of intangible assets and one-off costs) moved ahead strongly by 21.1% to £59.1 million. Excluding the estimated benefit of the interest received on the proceeds from the sale of Electronic Security, adjusted profit before income tax was up 5.3% in the quarter.

The sale of the Electronic Security division in France remains subject to

regulatory approval by the French authorities.

Further progress was made during the quarter to integrate the businesses acquired during 2006, most notably Target Express, the City Link franchises and Pink Healthcare in Australia. Progress on the integration of Target Express is delivering synergy benefits ahead of original plan and in line with the half year statement.

We have continued to make solid progress in our Textiles and Washroom division with profit in the quarter up 4.5% on the prior year. In the UK we announced the closure of two sites which will allow us to complete the rationalisation of the branch and processing infrastructure. Textiles and Washrooms was ahead of last year in the key markets of Germany, Netherlands, France and Belgium. The business in France has responded well to initiatives to better develop the washrooms business together with a number of higher margin specialist areas.

Our pest control operations in continental Europe continued the solid progress made in organic growth and are beginning to convert more of that growth into profit. In the UK revenue was up on the corresponding quarter, for the first time since the fourth quarter of 2005. However, more work is needed on service efficiency before this flows through into increased profitability.

The group continued its programme of investing in building strong market positions in growth sectors and made 36 acquisitions in the period for a total consideration of £77 million. The majority of the acquisitions were in Asia Pacific and Pest Control. Following the acquisition of Ambigest in July, Rentokil has now become the clear number one pest control company in Spain.

YEAR TO DATE

For the year to date revenue of £1,640.7 million was 23.8% above the same period last year. Organic revenue growth was 4.3% for the nine months. All divisions reported increased revenue for the year to date, with City Link, Asia Pacific and Facilities Services giving the strongest performance. The contract portfolio

increased by 6.9% over the nine-month period. Operating profit (before amortisation of intangibles) for the group grew by 6.6% to £189.4 million and adjusted operating profit (before amortisation and one-off items) amounted to £199.7 million, an increase of 8.8% on prior year.

Adjusted PBTA continues to improve. In Q1 profit fell by 23.2% versus the corresponding period, reducing to a decline of 4.3% in Q2. In Q3 profit increased by 21.1% or 5.3% if the interest benefit from the sale of Electronic Security is excluded.

Year to date adjusted profit before tax and amortisation is down by 1.9% at £147.7 million.

Our continued focus on customer service and efficiency has resulted in improved contract retention rates across all our divisions with the exception of Facilities Services. Within this division retention rates were lower in the quarter due to the loss of a number of contracts. As a result the group's annualised retention rate has fallen back slightly for the nine months to 87.6% from the 88.3% reported at both the half year 2007 and for the nine month period in 2006.

OUTLOOK

The outlook for the remainder of 2007 is unchanged and we reiterate our guidance issued at the interim stage for the full year 2007 and 2008.

Excluding the interest benefit from the sale of Electronic Security (of around £15 million), we continue to expect that profit before tax and amortisation for the year before one-off items will be in line with 2006, with profits moving ahead strongly in the second half.

In 2008 full year profit before tax and amortisation is expected to show mid to high single digit growth over 2007 after excluding the interest benefit from the sale of Electronic Security (around £15 million in 2007 and £30 million in 2008).

DIVISIONAL REVIEW

Initial Textiles and Washroom Services

£ million	Third Quarter			Year to Date		
	Q3 07	Q3 06	change	YTD 07	YTD 06	change
At 2006 constant exchange rates:						
Portfolio - net movement (appendix 1)	5.4	2.1		2.8	3.2	
Revenue	150.1	147.3	1.9%	450.7	442.4	1.9%
Operating profit (before amortisation of intangible assets(1))	23.9	15.5	54.2%	77.3	68.4	13.0%
One-off items	4.0	11.2		3.9	13.4	
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	27.9	26.7	4.5%	81.2	81.8	(0.7%)

(1)Other than computer software and development costs

Revenue for the division as a whole increased by 1.9%, both for the quarter and the year to date. Excluding the impact of acquisitions and the disposed German Hospital Services business, organic revenue increased by 3.2% during the three-month period. Profit in the quarter was up 4.5% on the prior year. Progress in continental Europe continued to be sound with strong profit performances in Germany, France, Netherlands and Spain, but the division as a whole is being held back by the major restructuring programme ongoing in the UK.

The rate of portfolio growth excluding the UK business continues to improve with

current annualised growth in the range of 3 to 4%. Portfolio growth during the year to date has come largely from existing customers increasing their volumes with us.

The UK business is showing better portfolio trends, with two out of the three months of Q3 posting a net gain. However, profits are still under pressure due to reorganisation of the business. During the quarter we announced the closure of our plants at Bradford and Chorley which will allow us to move processing to three new modern sites in Reading, Birmingham and Glasgow. We expect the transfer of work to be completed by the end of January 2008. One-off costs associated with the closures and the linked exit from the Wipers business totalled £2.1 million and were recognised in the quarter, net of the profit on sale of surplus assets. In Belgium further restructuring costs of £1.4 million were incurred and the new Lokeren plant is now fully operational.

Rentokil Pest Control

£ million	Third Quarter			Year to Date		
	Q3 07	Q3 06	change	YTD 07	YTD 06	change
At 2006 constant exchange rates:						
Portfolio - net movement (appendix 1)	23.1	2.8		30.1	52.3	
Revenue	82.9	76.0	9.1%	229.5	208.4	10.1%
Operating profit (before amortisation of intangible assets(1))	19.7	18.8	4.8%	47.6	50.6	(5.9%)
One-off items	0.1	0.6		0.7	2.2	
Adjusted operating profit (before one-off items and amortisation						

of intangible assets(1))	19.8	19.4	2.1%	48.3	52.8	(8.5%)

(1) Other than computer software and development costs

The Pest Control division delivered the expected improvement in performance during the third quarter with increased revenue of 9.1% compared to the same period last year. Organic growth for the quarter was 4.3%. Q3 adjusted operating profit was 2.1% higher than 2006, assisted in part by acquisitions in Spain and the US. Organically the deterioration in UK profits versus 2006 offset the strong performances seen in other markets.

In North America the acquisition of Presto-X-Company was completed in July and initial indications are that trading is in line with expectations. Excluding Presto-X, growth in revenue was 6.5% with profit up strongly on the previous year. Despite a slow start to the peak season as a result of unusually cold weather at the beginning of the second quarter, weather patterns normalised over the summer months contributing to strong sales uplift during the quarter.

Continental Europe continued to make good progress with a 10.6% increase in revenue giving a 4.5% increase in adjusted operating profit. Organic revenue growth was 4.2% with the remainder delivered by a number of acquisitions in Spain, Finland and Estonia (the division's first entry into the Baltic region). Some of our mid-sized operations have demonstrated particularly strong organic growth, most notably Spain, Italy, Austria and Portugal.

The UK business continued to make progress with good new business performance leading to revenue growth of 2.1% against a decline of 1.3% in Q2. Contract retention rates have further strengthened during the three months to an annualised rate of 81.6% and the contract portfolio has now grown by 2.2% since the start of the year. Profit has lagged revenue growth and was down 10.8% on an adjusted basis in the period although the rate of regression has slowed quarter by quarter this year. Service productivity declined at the start of the year as the business adjusted to its new operating model and this continues to be the main focus for improvement.

Ambius

£ million	Third Quarter Q3 07	Q3 06	change	Year to Date YTD 07	YTD 06	change
At 2006 constant exchange rates:						
Portfolio - net movement (appendix 1)	1.2	2.0		1.8	2.0	
Revenue	26.7	24.2	10.3%	78.3	73.7	6.2%
Operating profit (before amortisation of intangible assets(1))	1.4	1.1	27.3%	4.0	3.2	25.0%
One-off items	-	0.3		-	0.3	
Adjusted operating profit (before one-off items and amortisation of intangible assets(1)	1.4	1.4	-	4.0	3.5	14.3%

(1) Other than computer software and development costs

Revenue from Ambius grew by 10.3% during the quarter, of which organic growth was 2.9%. North America, which accounted for 59% of Ambius's total revenue in Q3, delivered organic revenue growth of 4.1%. With the exception of France, continental Europe showed strong organic growth in the period, averaging 5.6%. Revenue in both the UK and France continued to show decline, but the new management team recruited earlier in the year is making progress in addressing performance issues in these markets.

Adjusted operating profit for the quarter was flat with last year as the decline in the UK offset improvements elsewhere.

City Link

£ million	Third Quarter			Year to Date		
	Q3 07	Q3 06	change	YTD 07	YTD 06	Change
At 2006 constant exchange rates:						
Revenue	107.6	44.6	141.3%	310.6	126.4	145.7%
Operating profit (before amortisation of intangible assets(1))	11.4	6.8	67.6%	32.8	20.5	60.0%
One-off items	3.0	-		5.7	-	
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	14.4	6.8	111.8%	38.5	20.5	87.8%

(1)Other than computer software and development costs

City Link, our parcels delivery business, continued to make good progress in the third quarter, reporting revenue over 140% higher year-on-year. However, comparisons with 2006 are impacted by the acquisitions of Target Express in November 2006 and the franchise operations during 2006 and 2007. Operating profit increased by 67.6% in the third quarter and adjusted operating profit by 111.8%. Year-to-date integration costs of £5.7 million have been incurred, of which £3.0 million was incurred in the quarter.

Network turnover grew by 3.5% during the quarter and 5.6% year to date. City Link derives approximately 70% of annual revenues from the business to business (B to B) market and the balance from the business to consumer (B to C) segment The larger B to B segment has shown good year-on-year growth during the first three quarters with good levels of retention. The B to C segment softened over the quarter, a continuation of the trend highlighted at the interim stage.

As part of the integration of Target Express and City Link we have been reviewing the profitability of our account base. We have a very large number of small accounts (i.e. those customers typically spending less than £50 per week) but which represent under 3.5 % of network turnover. These accounts are unprofitable on current terms and we are taking steps to improve this. The exercise is likely to reduce 4th quarter revenue by around 1% but will be more than recouped by the operational cost savings generated in the first half of 2008.

In the third quarter one more franchise has been bought in leaving only one franchise, representing less than 1% of network turnover, outstanding.

Progress on the integration of Target Express is delivering synergy benefits ahead of original plan and in line with the half year statement. In September we merged two depots into one combined site in Swindon as a pilot project. No further sites will be merged until after the key Christmas trading period in order to minimise any risk of disruption to service. However, the roll out of mechanical handling systems, handheld scanners and operational systems (a key element of integration) is continuing. This will substantially reduce the impact of change when the physical integration of depots commences in January.

Initial Facilities Services

£ million	Third Quarter			Year to Date		
	Q3 07	Q3 06	change	YTD 07	YTD 06	change
At 2006 constant exchange rates:						
Portfolio - net movement (appendix 1)	31.0	20.4		35.9	30.4	
Revenue	150.1	126.6	18.6%	434.4	380.6	14.1%
Operating profit						

(before amortisation of intangible assets(1))	8.8	6.7	31.3%	27.4	21.7	26.3%
One-off items	-	1.3		-	1.4	
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	8.8	8.0	10.0%	27.4	23.1	18.6%

(1)Other than computer software and development costs

Initial Facilities Services produced a satisfactory performance during the quarter with revenue up 18.6%, 2.8% of which was organic. Adjusted operating profit was up 10.0%, largely attributable to the profit on the sale of the small Netherlands cleaning business.

In the UK cleaning revenue increased by 30.4% largely as a result of increased contract turnover and portfolio growth coming from the acquisitions of InSitu and Lancaster. Excluding acquisitions operating profit was flat, reflecting a tough commercial environment which we are countering with efficiency initiatives including Smartcleaning, a daytime cleaning concept and RAPID Customer Account Management, an industry first in the remote management of cleaning contracts. In UK Catering, as part of active client profitability management, we exited from a number of unprofitable schools catering contracts during the period but new contract wins effective from Q4 will offset this loss.

Annualised customer retention rates fell back during the quarter to 78.7% (against 88.6% in Q2) largely as a result of a number of contract losses.

Rentokil Initial Asia Pacific

£ million	Third Quarter			Year to Date		
	Q3 07	Q3 06	Change	YTD 07	YTD 06	change
At 2006 constant exchange rates:						

Portfolio - net movement (appendix 1)	8.2	1.4		25.5	14.2	
Revenue	41.4	25.9	59.8%	115.2	72.1	59.8%
Operating profit (before amortisation of intangible assets(1))	6.8	4.9	38.8%	20.8	14.4	44.4%
One-off items	-	0.4		-	1.2	
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	6.8	5.3	28.3%	20.8	15.6	33.3%

(1)Other than computer software and development costs

Asia Pacific has enjoyed another strong period of growth with revenue and profit showing significant improvements on last year as a result of good organic growth across the region and a continued high level of acquisition activity. Revenue increased by 59.8% over the same period prior year with adjusted operating profit up 28.3% on 2006. Of this organic growth was 14.1%, boosted by the Hong Kong Government pest control contract won in April.

In Australia the pest control business continues to show strong organic growth. In Washrooms the integration of Pink Healthcare is progressing and work to combine service routes, align service frequencies and introduce new work flows is progressing.

Since its acquisition in April performance from Rentokil Taiming has been very encouraging. The business, while still small, is already profitable. Owners of proprietary and highly effective fogging technology, Rentokil Taiming has been recommended as the 'preferred supplier' to work closely with the Beijing Pest Control Association on the Beijing Winter Cockroach Control Campaign ahead of the Olympics in 2008.

A total of 18 acquisitions were made in the region during the quarter (bringing the total number of deals completed year to date to 41) for a combined consideration of £65 million. These were primarily in the areas of pest control, washrooms and tropical plants. They will contribute annualised revenue of some £38 million.

Other (South Africa)

£ million	Third Quarter			Year to Date		
	Q3 07	Q3 06	change	YTD 07	YTD 06	change
At 2006 constant exchange rates:						
Portfolio - net movement (appendix 1)	-	0.1		1.8	1.2	
Revenue	7.3	7.3	-	22.0	21.8	0.9%
Operating profit (before amortisation of intangible assets (1))	2.7	3.5	(22.9%)	8.1	8.8	(8.0%)
One-off items	-	(1.0)		-	(0.8)	
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	2.7	2.5	8.0%	8.1	8.0	1.3%

(1) Other than computer software and development costs

Adjusted operating profit grew by 8.0% in the quarter. Strong growth in pest control revenue of 11% year to date has been partially offset by the washrooms business, which has been broadly flat compared with last year.

FINANCIAL ITEMS

Central Costs

£ million	Third Quarter			Year to Date		
	Q3 07	Q3 06	change	YTD 07	YTD 06	Change
At 2006 constant exchange rates:						
Central costs	(8.0)	5.1	-	(28.6)	(9.9)	(188.9%)
One-off items	-	(12.7)		-	(11.8)	
Central costs before one-off items	(8.0)	(7.6)	(5.3%)	(28.6)	(21.7)	(31.8%)

Year to date adjusted central costs were £6.9 million higher than the prior year. The principal reasons for the increase are start-up costs of the new UK Shared Service Centre in Dudley and the continuing build-up of costs associated with the long-term incentive plan. However, as noted at the half year, the run rate of central costs is starting to fall as savings and operational efficiencies come through.

One-off Items

Details of the one-off items incurred in the period for which adjustments have been made are set out in Appendix 4. These have been separately identified because they are not considered to be 'business as usual' items and they have a varying impact on different businesses and reporting periods.

Across the group the net cost of these one-off items for the nine months was £10.3 million, compared with £5.9 million last year. These were incurred in completing the UK Pest Control rationalisation, continuing the restructuring of

the UK Washroom business, closure costs of plants in Belgium and in the UK (Bradford and Chorley), exit from the Wipers business and the integration at City Link. Our estimate for one-off costs for the year remains at circa £16 million as reported at the half year, but this figure may increase if we are able to exit the surplus City Link/Target Express depots later this year. This would have the effect of bringing forward integration costs, planned to be incurred in 2008, into 2007.

Interest

Net interest payable for the first nine months of 2007 was £53.8 million, a £19.1 million increase over the prior year. Of the increase approximately £9 million was attributable to higher levels of average debt and £10 million to effective interest rates which were, on average, approximately 1% higher than in 2006. The proceeds from the sale of Electronic Security, which were received in early July, reduced interest expense in the quarter by approximately £7.7 million.

Cash Flow and Debt

Operating cash flow for the year to date was £150.4 million compared with £148.5 million in the prior year. However, free cash flow was £97.2 million, £21.7 million better than in 2006, primarily reflecting lower net tax payments following the receipt of certain refunds in the first half of the year.

In the nine months to 30 September 2007 cash outflow for acquisitions was £170.5 million compared with £151.2 million for the same period in 2006. Net receipts from disposals (primarily the sale of the Electronic Security businesses in July) generated £512.8 million. The equivalent figure for 2006 was £148.4 million representing the proceeds from the sale of the Manned Guarding businesses. At 30 September 2007 net debt was £954.7 million.

Discontinued Businesses

The sale of the UK, Netherlands and US Electronic Security businesses was

completed on 2 July 2007 and the gross proceeds from the sale amounted to £533.9 million. It remains our intention to sell the French Electronic Security company and it has been treated as discontinued for the purpose of the third quarter results.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 30 September 2007

£m at constant 2006 exchange rates	1.7.07	New Business	Terminations	Net Additions/ Reductions	Acquisitions/ Disposals	30.9.07
Textiles & Washroom						
Services	568.9	12.0	(11.2)	4.0	0.6	574.3
Pest Control	221.4	9.2	(8.0)	2.9	19.0	244.5
Ambius	88.9	1.9	(2.6)	0.7	1.2	90.1
Facilities						
Services	419.3	9.1	(22.3)	4.8	39.4	450.3
Asia Pacific	120.4	4.9	(4.0)	1.3	6.0	128.6
Other	28.5	0.7	(1.1)	0.4	-	28.5
TOTAL	1,447.4	37.8	(49.2)	14.1	66.2	1,516.3

9 Months to 30 September 2007

£m at constant exchange rates	1.7.07	New Business	Terminations	Net Additions/ Reductions	Acquisitions/ Disposals	30.9.07
Textiles & Washroom						
Services	571.5	40.9	(40.0)	11.5	(9.6)	574.3
Pest Control	214.4	26.3	(24.0)	7.1	20.7	244.5
Ambius	88.3	5.7	(7.8)	2.7	1.2	90.1

Facilities Services	414.4	35.3	(46.8)	8.0	39.4	450.3
Asia Pacific	103.1	24.6	(10.7)	2.1	9.5	128.6
Other	26.7	2.4	(2.8)	2.2	-	28.5
TOTAL	1,418.4	135.2	(132.1)	33.6	61.2	1,516.3

Notes

Contract portfolio definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the

portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2006 constant exchange rates)	3 months to 30 September 2007 £m (unaudited)	3 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2007 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	150.1	147.3	450.7	442.4
Pest Control	82.9	76.0	229.5	208.4
Ambius	26.7	24.2	78.3	73.7

City Link	107.6	44.6	310.6	126.4
Facilities Services	150.1	126.6	434.4	380.6
Asia Pacific	41.4	25.9	115.2	72.1
Other	7.3	7.3	22.0	21.8
Continuing operations at 2006 constant exchange rates	566.1	451.9	1,640.7	1,325.4
Exchange	(5.5)	(2.5)	(17.0)	5.4
Continuing operations at actual exchange rates	560.6	449.4	1,623.7	1,330.8
Operating profit*				
Textiles & Washroom Services	23.9	15.5	77.3	68.4
Pest Control	19.7	18.8	47.6	50.6
Ambius	1.4	1.1	4.0	3.2
City Link	11.4	6.8	32.8	20.5
Facilities Services	8.8	6.7	27.4	21.7
Asia Pacific	6.8	4.9	20.8	14.4
Other	2.7	3.5	8.1	8.8
Central costs	(8.0)	5.1	(28.6)	(9.9)

Continuing operations at 2006 constant exchange rates	66.7	62.4	189.4	177.7
Exchange	(0.7)	(0.4)	(2.3)	1.1
Continuing operations at actual exchange rates	66.0	62.0	187.1	178.8
Adjusted operating profit**				
Textiles & Washroom Services	27.9	26.7	81.2	81.8
Pest Control	19.8	19.4	48.3	52.8
Ambius	1.4	1.4	4.0	3.5
City Link	14.4	6.8	38.5	20.5
Facilities Services	8.8	8.0	27.4	23.1
Asia Pacific	6.8	5.3	20.8	15.6
Other	2.7	2.5	8.1	8.0
Central costs	(8.0)	(7.6)	(28.6)	(21.7)
Continuing operations at 2006 constant exchange rates	73.8	62.5	199.7	183.6
Exchange	(0.7)	(0.4)	(2.3)	1.1
Continuing operations at				

actual exchange rates	73.1	62.1	197.4	184.7

* Before amortisation of intangible assets other than computer software and development costs

** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

Appendix 3

Divisional Analysis (at actual exchange rates)

(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 30 September 2007 £m (unaudited)	3 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2007 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	149.9	146.6	447.9	444.2
Pest Control	80.4	75.6	222.9	209.8
Ambius	25.3	24.0	74.8	74.5
City Link	107.6	44.6	310.6	126.4
Facilities Services	150.0	126.5	433.9	380.8

Asia Pacific	41.0	25.5	114.1	72.5
Other	6.4	6.6	19.5	22.6
Continuing operations at actual exchange rates	560.6	449.4	1,623.7	1,330.8
Operating profit*				
Textiles & Washroom Services	23.8	15.3	76.7	68.7
Pest Control	19.3	18.9	46.8	50.9
Ambius	1.3	1.1	3.8	3.3
City Link	11.4	6.8	32.8	20.5
Facilities Services	8.8	6.7	27.4	21.7
Asia Pacific	6.9	4.8	20.9	14.5
Other	2.4	3.3	7.2	9.1
Central costs	(7.9)	5.1	(28.5)	(9.9)
Continuing operations at actual exchange rates	66.0	62.0	187.1	178.8
Adjusted operating profit**				
Textiles & Washroom Services	27.8	26.5	80.6	82.1

Pest Control	19.4	19.5	47.5	53.1
Ambius	1.3	1.4	3.8	3.6
City Link	14.4	6.8	38.5	20.5
Facilities Services	8.8	8.0	27.4	23.1
Asia Pacific	6.9	5.2	20.9	15.7
Other	2.4	2.3	7.2	8.3
Central costs	(7.9)	(7.6)	(28.5)	(21.7)
Continuing operations at actual exchange rates	73.1	62.1	197.4	184.7

* Before amortisation of intangible assets other than computer software and development costs.

** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

Appendix 4

One-off Items

	3 months to 30 September 2007 £m (unaudited)	3 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2007 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)
Textiles &				

Washroom Services	(4.0)	(11.2)	(3.9)	(13.4)
Pest Control	(0.1)	(0.6)	(0.7)	(2.2)
Ambius	-	(0.3)	-	(0.3)
City Link	(3.0)	-	(5.7)	-
Facilities Services	-	(1.3)	-	(1.4)
Asia Pacific	-	(0.4)	-	(1.2)
Other	-	1.0	-	0.8
Central costs	-	12.7	-	11.8
	(7.1)	(0.1)	(10.3)	(5.9)

Note: All numbers at both actual and constant exchange rates.

END